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SEC Mail Processing Section
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11016039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

/AL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Santangelo-212-317-5096
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/N

OATH OR AFFIRMATION

I, Michael Santangelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swiss Re Capital Markets Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEANNE MARIE CONLEY
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01CO6137304
COMMISSION EXPIRES NOVEMBER 21, 2013

pwc

To the Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation:

In planning and performing our audit of the consolidated financial statements of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers L.L.P.

February 24, 2011

Swiss Re Capital Markets Corporation

Statement of Financial Condition
December 31, 2010

Swiss Re Capital Markets Corporation
Index
December 31, 2010

pwc

Report of Independent Auditors

To the board of directors and stockholder of
Swiss Re Capital Markets Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows present fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation (the "Company") at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers L.L.P.

February 24, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	5,656,368
Short-term investments, at fair value		177,413,089
Receivable from Parent		2,902,022
Receivable from third party		225,000
Prepaid expenses		61,836
Deferred tax assets		19,437
Total assets	$	186,277,752
Liabilities		
Accounts payable and accrued expenses	$	962
Payable to affiliates		1,418,804
Current income taxes payable		859,006
Total liabilities		2,278,772
Liabilities subordinated to affiliate		95,000,000
Stockholder's equity		
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		57,499,999
Retained earnings		31,498,980
Total stockholder's equity		88,998,980
Total liabilities and stockholder's equity	$	186,277,752

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving the sale of securities that are sensitive to insurance risks ("CAT Securities"). Additionally, the Company may maintain positions in these securities as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT Securities.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in conformity with accounting principles generally accepted in the United States of America.

Securities Transactions

Securities transactions are recorded on the trade date.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2010, cash and cash equivalents include demand deposits of approximately $5.7 million in a large U.S. bank.

Short-Term Investments

Short-term investments are carried at fair value. The Company considers highly liquid investments with a remaining maturity at the date of acquisition of one year or less, but greater than three months, to be short-term investments.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2010 the Company owns $177.4 million of United States Treasury Bills that are short term in nature and are considered to be level 1 securities.

Income Taxes
In accordance with ASC No. 740, "Income Taxes", deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

The Financial Accounting Standards Board issued FIN No. 48 (ASC No. 740-10), which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC No. 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4. Commitments and Guarantees

ASC No. 460 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

5. Related Party Transactions

The Company has an agreement with SRFPC, whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses

that are paid by SRFPC, including occupancy costs and compensation and benefits attributable to SRFPC employees. At December 31, 2010, a gross payable of $2.0 million related to this activity is recorded, net, in the payable to affiliates in the statement of financial condition.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments. At December 31, 2010, a gross receivable of $0.6 million related to this activity is recorded, net, in the payable to affiliates in the statement of financial condition.

The Company acts as introducing agent or underwriter on certain CAT transactions for related parties.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agreed to issue revolving credit loans to the Company from time to time not to exceed $750 million in the aggregate with the outstanding balance available in computing net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility was amended in 2008 to mature on July 15, 2013. The facility bears interest based on LIBOR. As of December 31, 2010, the Company had borrowed $95 million under the agreement.

6. Income Taxes

For the year ended December 31, 2010, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31,2010, the Company has an AMT credit carryforward that comprises the Company's net deferred tax asset.

At December 31, 2010, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The Internal Revenue Service has concluded an examination of the 2002 through 2004 audit cycle, with no adjustments to the Company. An examination of the 2005 through 2008 tax years is currently underway.

7. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2010, the Company's net capital of $180.1 million exceeded required net capital of $0.2 million by $179.9 million. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

9. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2010 that would require recognition or disclosure in this financial statement through February 24, 2011, which is the issuance date of this financial statement.